Exhibit 99.1

Therapix Biosciences Signs Binding LOI to be Acquired by FSD Pharma for $48 Million,
to Create Medical Cannabis Industry Innovator

TEL AVIV, Israel, Oct. 24, 2018 /PRNewswire/ --

Therapix Biosciences Ltd. (“Therapix”) (Nasdaq: TRPX) a specialty, clinical-stage pharmaceutical company focusing on the development of cannabinoid-based treatments, announced today signing a binding letter of intent (the “LOI”) with FSD Pharma Inc. (“FSD”) (CSE: HUGE) (OTCQB: FSDDF) (FRA: 0K9), under which FSD will acquire Therapix, effective October 22, 2018 (the “Transaction”). The Transaction focuses on Therapix proprietary IP and related technology, and assets pertaining to all clinical stage pharmaceutical assets applications, excluding certain pain assets, such as the US based pain clinics.

The Transaction combines two highly-complementary businesses and creates a medical cannabis industry leader focused on the research and development of advanced and innovative cannabinoid treatments.

The all-stock Transaction values Therapix Biosciences at approximately $48 million (USD) and the shareholders of Therapix will receive FSD stock upon closing of the Transaction. The terms of the LOI will be superseded by a definitive agreement, which the parties intend to execute within 30 days.

“We are excited to join FSD Pharma to be part of one of the fastest growing, most forward-thinking companies in this sector,” said Ascher Shmulewitz, MD, PhD, Chairman of Therapix. “Our combined resources and highly competent scientific and business leadership teams, position the combined entity well to execute upon our shared vision to deliver groundbreaking, proprietary cannabinoid platform technologies to both the professional and retail markets globally. As a result, we have suspended all negotiations with Cure Pharmaceutical Holding Corp.”

Professor Raphael Mechoulam, Chairman of Therapix Scientific Advisory Board, a pioneer and world leader in cannabinoids and cannabis research commented “I hope this proposed transaction will help unlock the full potential of the endocannabinoid system within the human body in enhancing quality of life and improving treatment outcomes.”

“We are very pleased to announce our intention to acquire Therapix Biosciences. Their concerted efforts to advance the scientific work of Prof. Rafael Mechoulam speaks for itself,” said Anthony Durkacz and Zeeshan Saeed, Co-founders and Directors of FSD Pharma.

The Transaction is subject to a number of customary conditions, including, but not limited to, the negotiation and execution of relevant transaction documents, regulatory approvals, completion of satisfactory due diligence by FSD Pharma and Therapix, and approval of the Transaction by the shareholders of Therapix. Subject to the satisfaction of these conditions and other conditions precedent, the Transaction is anticipated to be completed by Q1 2019.

According to Dr. Raza Bokhari, Director of FSD Pharma and Chairman of the M&A committee, “The intended acquisition of Therapix Biosciences at this time is a pivotal step in the evolution of our company by entering the high-value medical cannabis market.” Dr. Bokhari added, “With this acquisition, FSD Pharma is signaling our commitment to furthering very high-value pharmaceutical R&D clinical programs centered on cannabinoid molecules, a number of which are actively under way at several distinguished medical institutions across the globe.”

About Therapix Biosciences (Nasdaq: TRPX):

Therapix Biosciences Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of Senior Executives and Scientists. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the company is currently engaged in the following drug development programs based on repurposing an FDA-approved cannabinoid (Dronabinol): THX-110 for the treatment of Tourette syndrome (TS), for the treatment of Obstructive Sleep Apnea (OSA), and the treatment of Pain; THX-130 for the treatment of Mild Cognitive Impairment (MCI) and Traumatic Brain Injury (TBI); THX-150 for the treatment of infectious diseases; and THX-160 for the treatment of pain. Please visit our website for more information at www.therapixbio.com

About FSD Pharma (CSE: HUGE) (OTCQB: FSDDF) (FRA: 0K9):

FSD Pharma through its wholly-owned subsidiary FV Pharma, is a licensed producer of marijuana under the Access to Cannabis for Medical Purposes Regulations (ACMPR) having received its cultivation license on October 13, 2017. Headquartered at the former Kraft plant in Cobourg, Ontario, approximately an hour’s drive from Toronto, FV Pharma management’s mission is to transform the facility into the largest hydroponic indoor cannabis facility in the world. FV Pharma intends to target all legal aspects of the cannabis industry, including cultivation, processing, manufacturing, extracts and research and development.

Forward Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on Therapix’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Therapix could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements in this press release include statements regarding the terms and expected timing of the proposed FSD transaction. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Therapix Biosciences Ltd.’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (SEC) on April 30, 2018 and in subsequent filings with the SEC. Except as otherwise required by law, Therapix disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
Oz Adler, CFO
Oz@therapixbio.com
Tel: +972-3-6167055

info@therapixbio.com